UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                   FORM N-17f-2

              Certificate Of Accounting Of Securities and Similar
                          Investments in the Custody of
    	                 Management Investment Companies


	            Pursuant to Rule 17f-2 [17 CFR 270.17f-2]


Investment Company Act file number:
		811-08257
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Date examination completed:
		January 09, 2013
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State Identification number:
		CT
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Exact name of investment company as
specified in registration statement:

		GE INSTITUTIONAL FUNDS
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Address of principal executive office
(number, street, city, state, zip code):

	1600, SUMMER STREET,STAMFORD, CONNECTICUT, 06905
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Registrant's telephone number, including area code: 800-242-0134
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             REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Trustees of the GE Institutional Funds:

We have examined management's assertion, included in the accompanying Management Statement Regarding Compliance With Certain Provisions of the Investment Company Act of 1940, that the GE Institutional S&P 500 Index Fund (the Fund),complied with the requirements of subsections (b) and (c) of rule 17f-2 under the Investment Company Act of 1940 (the Act) as of August 31, 2012. Management is responsible for the Fund's compliance with those requirements. Our responsibility is to express an opinion on management's assertion about the Fund's compliance based on our examination.

Our examination was conducted in accordance with the standards of the Public Company Accounting Oversight Board (US) and, accordingly, included examining, on a test basis, evidence about the Fund's compliance with those requirements and performing such other procedures as we considered necessary in the circumstances.Included among our procedures were the following tests performed as of August 31, 2012, and with respect to agreement of security purchases and sales, for the period from December 31, 2011 (the date of our last examination), through August 31, 2012:

     Inspection of the State Street Corporation Investor Services - Global Fund Accounting and Custody SSAE 16 report as of and for the year ended September 30, 2012,completed by State Street's Independent Auditors who issued an unqualified opinion.

     Confirmation with State Street Bank & Trust (the Custodian) that no exceptions exist between the securities held in book entry form by the Depository Trust Company and the Custodian.

     Confirmation of all securities hypothecated, pledged, placed in escrow, or out for transfer with brokers, pledgees, or transfer agents

     Reconciliation of all such securities to the books and records of the Fund and the Custodian

     Agreement of five (5) security purchases and five (5) security sales or maturities since our last report from the books and records of the Fund to broker confirmations

We believe that our examination provides a reasonable basis for our opinion. Our examination does not provide a legal determination on the Fund's compliance with specified requirements.

In our opinion, management's assertion that the Fund complied with the requirements of subsections (b) and (c) of rule 17f-2 of the Investment Company Act of 1940 as of August 31, 2012, with respect to securities reflected in the investment account of the Fund is fairly stated, in all material respects.

This report is intended solely for the information and use of management and the Board of Trustees of the GE Institutional Funds and the Securities and Exchange Commission and is not intended to be and should not be used by anyone other than these specified parties.


/s/ KPMG LLP

Boston, Massachusetts
January 9, 2013

    MANAGEMENT STATEMENT REGARDING COMPLIANCE WITH CERTAIN PROVISIONS OF THE
                         INVESTMENT COMPANY ACT OF 1940

We, as members of management of one of the portfolios of GE Institutional Funds, the S&P 500 Index Fund (the Fund), are responsible for complying with the requirements of subsections (b) and (c) of rule 17f-2 , "Custody of Investments by Registered Management Investment Companies," of the Investment Company Act of 1940. We are also responsible for establishing and maintaining effective internal controls over compliance with those requirements. We have performed an evaluation of the Fund's compliance with the requirements of subsections (b) and
(c) of rule 17f-2 as of August 31, 2012 and from December 31, 2011 (the date of the last examination) through August 31, 2012.

Based on this evaluation, we assert that the Fund was in compliance with the requirements of subsections (b) and (c) of rule 17f-2 of the Investment Company Act of 1940 as of August 31, 2012, and from December 31, 2011 (the date of the last examination), through August 31, 2012, with respect to securities reflected in the investment accounts of the Fund.

GE Institutional Funds


By: /s/ Arthur Jensen
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    Arthur Jensen, Treasurer